Exhibit 12.1
IDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months
	Ended
	September
	30,		Year Ended December 31,
	2010		2009		2008		2007		2006		2005
Earnings:
Pre-tax earnings	$171,309		$168,827		$192,227		$232,876		$198,658		$168,877
Fixed charges	11,341		17,340		19,266		24,039		16,905		14,912

Total earnings	$182,650		$186,167		$211,493		$256,915		$215,563		$183,789

Fixed charges:
Interest expense	$11,195		$17,178		$18,852		$23,353		$16,353		$14,370
Interest portion of rental charges	146		162		414		686		552		542

Total fixed charges	$11,341		$17,340		$19,266		$24,039		$16,905		$14,912
Ratio of Earnings to Fixed Charges	16.1	x	10.7	x	11.0	x	10.7	x	12.8	x	12.3	x
          For the purpose of computing the above ratios, “earnings” consists of income before income taxes, plus fixed charges. “Fixed charges” consists of interest expense (which includes interest on indebtedness and amortization of debt issue costs) and a portion of rentals deemed to be interest.